

**VIA FACSIMILE AND U.S. MAIL**

February 19, 2008

Walter S. Berman
Chief Financial Officer
Ameriprise Financial, Inc.
55 Ameriprise Financial Center
Minneapolis, Minnesota 55474

> **RE:** **Ameriprise Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Forms 10-Q for Fiscal Quarter Ended March 31, 2007,**
> **June 30, 2007 and September 30, 2007**
> **File No. 1-32525**

Dear Mr. Berman:

We have reviewed your letter dated February 8, 2008 and have the following comment. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 43

Operating Activities, page 45

1. We have read your response to comment one from our letter dated January 23, 2008. It appears that both of the reclassification adjustments are the result of misapplication of GAAP rather than a change in policy from one accepted GAAP method to another. Therefore, please revise your proposed language to describe these adjustments as the correction of an error. Please also revise to indicate the

impact of your reclassifications on each reporting period, including quarterly periods, by disclosing the original amounts as reported and the amounts as corrected.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Rufus Decker
Accounting Branch Chief